Mail Stop 4561

					May 4, 2006


John Saunders
Chief Executive Officer
Integrated Management Information, Inc.
601 4th Street
Platte City, MO  64079

Re:	Integrated Management Information, Inc.
	Registration Statement on Form SB-2
	Filed April 28, 2006
	File No. 333-133624

Dear Mr. Saunders:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in several material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement. We have, however, provided comments limited to the financial statements and other matters identified in this letter. Note that any new filing should be responsive to the comments listed below.

Financial Statements

Note 2 - Acquisitions, page 39

1. We note that you acquired Cattlefeeding.com on May 12, 2005 for
a
purchase price of $515,000. Revise your filing to include the audited financial statements of Cattlefeeding.com in accordance with
Item 310 (c) of Regulation S-B. In addition, pro forma financial information should be provided since the transaction has not been reflected in at least nine months of historical audited financial statements of Integrated Managements Information. Consider the guidance in Regulation S-X Article 11 for preparing and presenting pro forma financial statements.
2. Tell us why you have assigned the total excess purchase price over
the net book value of assets to goodwill. Explain why you have not assigned any value to acquired intangible assets such as technology or customer relationships. See paragraph 39 of SFAS 141. Tell us and disclose the reasons for the acquisition of Cattlefeeding.com including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill.  See paragraph
51
of SFAS 141.

Cover Page
3. Indicate that this registration statement constitutes the initial public offering of Integrated Management Information`s common stock.
4. We note that your registration statement registers the resale of
17,867,515 shares of common stock by selling shareholders. We also note that there is currently no market for your common shares, but that you intent to seek quotation on the OTC Bulletin Board.
Given
this, please revise your prospectus cover page and plan of distribution section to provide that selling security holders will sell at a stated, fixed price until the securities are quoted on the
OTC Bulletin Board and, thereafter, at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933. Recalculate your registration fee, if necessary, based upon this offering price.
5. Please limit the cover page to the item requirements identified in
Item 501 of Regulation S-B. In this regard, please delete from the cover page the paragraph relating to your incorporation history, increase in authorized shares and common stock par value.

Table of Contents Page
6. Consistent with the requirements of Rule 421(d), please relocate all of the paragraphs following the table of contents and preceding the summary except for the prospectus delivery legend.
7. The paragraph that relates to the summary section should be included as an introductory paragraph under the Prospectus Summary heading on page 4.

Selling Shareholders, page 28
8. Please include a title for the Selling Shareholders section.
We
note that you have included the description of the transactions by which the selling security holders in the table acquired their shares in the summary section. Please expand your discussion to include a materially complete description of any material relationships the selling security holders have had with Integrated Management Information or its predecessors or affiliates with the past three years. Provide footnote disclosure to the table identifying the founding members and board members.
9. We note further that you are registering 200,000 shares issued to your underwriters. Please identify the underwriters with a footnote to the selling shareholder table. We presume that these shares were issued in connection with past transactions as compensation and not for investment purposes. Please confirm.
10. Identify the natural person or persons who have voting or investment control over each of the entities listed in the table. This information may be disclosed in footnotes to the selling shareholders table as well.
11. Tell us whether any of the selling shareholders are affiliates of a registered broker-dealer. To the extent any of the selling shareholders are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Undertakings
12. The undertakings required by Item 512 of Regulation S-B were recently updated. Please update your disclosure to include the undertakings required by Item 512(a) as well as 512(g)(1) or (2), as applicable.

Signatures
13. The signature page does not conform to the requirements of the Form. Please indicate who is signing in the capacity of principal accounting officer or controller. See Instructions for signatures to
Form SB-2.
14. In addition, we note that the person signing in the capacity of principal financial officer has signed the registration statement on behalf of the registrant but not in his own capacity as chief financial officer.

	You are advised that we will not recommend acceleration of the effective date of the above-cited registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

	You may contact Stephen Krikorian, Accounting Branch Chief,
at
(202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at (202) 551-3457 or the undersigned at (202) 551-3730 with any other questions.

							Sincerely,



							Barbara C. Jacobs
							Assistant Director


cc:  	Via facsimile:  713-547-8910
	Hank Vanderkam, Esq.
	Vanderkam & Associates
John Saunders
Integrated Management Information, Inc.
May 4, 2006
Page 4